UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Molycorp, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
608753 109
(CUSIP Number)
Jason Schaefer, Esq.
Pegasus Capital Advisors, L.P.
505 Park Avenue, 21st Floor
NY, NY 10022
(212) 710-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MOUNTAIN PASS II, LLC (27-2275409)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		6,135,886

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,135,886

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,135,886

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 83,895,501 shares of Common Stock outstanding as of May 9, 2011.

Page 2 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 1, LLC (27-2274966)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		2,972,111

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,972,111

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,972,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 83,895,501 shares of Common Stock outstanding as of May 9, 2011.

Page 3 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 2, LLC (27-2275068)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		1,085,601

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,085,601

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,085,601

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 83,895,501 shares of Common Stock outstanding as of May 9, 2011.

Page 4 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 3, LLC (27-2275229)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		1,085,601

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,085,601

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,085,601

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 83,895,501 shares of Common Stock outstanding as of May 9, 2011.

Page 5 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		6,135,886(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,135,886(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,135,886(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC.
2 Based on 83,895,501 shares of Common Stock outstanding as of May 9, 2011.

Page 6 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV (AIV), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		2,972,111(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,972,111(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,972,111(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV MP AIV 1, LLC.
2 Based on 83,895,501 shares of Common Stock outstanding as of May 9, 2011.

Page 7 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		11,279,199(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,279,199(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,279,199(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
2 Based on 83,895,501 shares of Common Stock outstanding as of May 9, 2011.

Page 8 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		11,279,199(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,279,199(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,279,199(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
2 Based on 83,895,501 shares of Common Stock outstanding as of May 9, 2011.

Page 9 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF		17,431,973(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,431,973(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,431,973(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC and 6,152,774 shares held by TNA Moly Group LLC.
2 Based on 83,895,501 shares of Common Stock outstanding as of May 9, 2011.

Page 10 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		17,431,973(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,431,973(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,431,973(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC and 6,152,774 shares held by TNA Moly Group LLC.
2 Based on 83,895,501 shares of Common Stock outstanding as of May 9, 2011.

Page 11 of 11 Pages

PART II — SCHEDULE 13D
Amendment No. 3 to Schedule 13D
This Amendment No. 4 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of PP IV Mountain Pass II, LLC (“MPII”), PP IV MP AIV 1, LLC (“MPAIV1”), PP IV MP AIV 2, LLC (“MPAIV2”), PP IV MP AIV 3, LLC (“MPAIV3”), Pegasus Partners IV, L.P. (“PPIV”), Pegasus Partners IV (AIV), L.P. (“PPIV AIV”), Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIIVGP”), Pegasus Capital LLC (“Pegasus Capital”) and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”) on August 13, 2010, as amended and supplemented by Amendment No. 1 thereto filed on February 1, 2011, as amended and supplemented by Amendment No. 2 thereto filed on February 16, 2011 and as amended and supplemented by Amendment No. 3 thereto filed on March 28, 2011. Except as specifically provided herein, this Amendment No. 4 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 5. Interest in Securities of the Company
The information required by Item 5(a) is set forth in rows (11) through (13) of the cover page of this Schedule 13D Amendment No. 4 and is incorporated herein by reference. As of May 16, 2011, the Reporting Persons are the beneficial owners of an aggregate of approximately 21.2% of the Common Stock based on 83,895,501 shares of Common Stock outstanding as of May 9, 2011.
As of May 16, 2011, MPII owns 6,135,886 shares of Common Stock. Based on the foregoing, MPII may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 7.3% of the issued and outstanding Common Stock of the Company.
As of May 16, 2011, MPAIV1 owns 2,972,111 shares of Common Stock. Based on the foregoing, MPAIV1 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 3.5% of the issued and outstanding Common Stock of the Company.
As of May 16, 2011, MPAIV2 owns 1,085,601 shares of Common Stock. Based on the foregoing, MPAIV2 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 1.3% of the issued and outstanding Common Stock of the Company.
As of May 16, 2011, MPAIV3 owns 1,085,601 shares of Common Stock. Based on the foregoing, MPAIV3 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 1.3% of the issued and outstanding Common Stock of the Company.
As of May 16, 2011, Pegasus Partners IV, L.P. owns 6,135,886 shares of Common Stock. Based on the foregoing, Pegasus Partners IV, L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 7.3% of the issued and outstanding Common Stock of the Company.
As of May 16, 2011, Pegasus Partners IV (AIV), L.P. owns 2,972,111 shares of Common Stock. Based on the foregoing, Pegasus Partners IV (AIV), L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 3.5% of the issued and outstanding Common Stock of the Company.

As of May 16, 2011, Pegasus Investors IV, L.P. owns 11,279,199 shares of Common Stock. Based on the foregoing, Pegasus Investors IV, L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 13.4% of the issued and outstanding Common Stock of the Company.
As of May 16, 2011, Pegasus Investors IV GP, L.L.C. owns 11,279,199 shares of Common Stock. Based on the foregoing, Pegasus Investors IV GP, L.L.C. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 13.4% of the issued and outstanding Common Stock of the Company.
As of May 16, 2011, Pegasus Capital, LLC owns 17,431,973 shares of Common Stock. Based on the foregoing, Pegasus Capital, LLC may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 20.8% of the issued and outstanding Common Stock of the Company, of which 6,152,774 shares or approximately 7.3% of the issued and outstanding Common Stock of the Company are attributable to TNA Moly Group LLC.
As of May 16, 2011, Craig Cogut owns 17,431,973 shares of Common Stock. Based on the foregoing, Craig Cogut may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 20.8% of the issued and outstanding Common Stock of the Company, of which 6,152,774 shares or approximately 7.3% of the issued and outstanding Common Stock of the Company are attributable to TNA Moly Group LLC.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herein as Exhibit 99.4.
On May 16, 2011, the Registration Rights Agreement was supplemented by a letter agreement (the “May 2011 Letter Agreement”) between Resource Capital Fund IV, L.P., Resource Capital Fund V, L.P., MP II, MPAIV1, MPAIV2, MPAIV3, TNA Moly Group LLC and the Issuer to specify TNA Moly Group LLC would be deemed to be the Initial Requesting Holder with respect to an exercise under Section 2(b) of the Registration Rights Agreement and each of the other parties to the Registration Rights Agreement would be deemed to be a Participating Holder. The May 2011 Letter Agreement also included further agreements among the parties with respect to arrangements regarding the participation of the parties in subsequent demand registrations but does not obligate any of the Initial Shareholders to dispose, hold or vote any Registrable Securities (as such term is defined in the Registration Rights Agreement). On May 24, 2011, the Issuer filed a Registration Statement on Form S-1 (SEC File No. 333-174458). A copy of the May 2011 Letter Agreement is filed as Exhibit 10.17.
Item 7. Material to Be Filed as Exhibits

Exhibit	Description

10.17	Letter Agreement, dated May 16, 2011, regarding Molycorp, Inc. Registration Rights Agreement of April 15, 2010.

99.5	Joint Filing Statement, dated as of May 26, 2011.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 26, 2011

PP IV MOUNTAIN PASS II, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PP IV MP AIV 1, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PP IV MP AIV 2, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

Signature Page to Schedule 13D

PP IV MP AIV 3, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P., its general partner

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS PARTNERS IV (AIV), L.P.

By:	Pegasus Investors IV, L.P., its general partner

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

Signature Page to Schedule 13D

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS CAPITAL LLC

By:	/s/ Craig Cogut

Name: Craig Cogut
Title: President

/s/ Craig Cogut

Craig Cogut

Signature Page to Schedule 13D